COLLEGIATE FUNDING OF DELAWARE, L.L.C. HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES.  BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND THE OTHER DOCUMENTS COLLEGIATE FUNDING OF DELAWARE, L.L.C. HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT COLLEGIATE FUNDING OF DELAWARE, L.L.C. AND THIS OFFERING.  YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV.  ALTERNATIVELY, COLLEGIATE FUNDING OF DELAWARE, L.L.C., ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING 1-866-669-7629.

Final Term Sheet

$1,221,700,000 Student Loan-Backed Notes, Series 2007-A

Chase Education Loan Trust 2007-A

Issuing Entity

Collegiate Funding of Delaware, L.L.C.

Depositor

JPMorgan Chase Bank, National Association

Sponsor, Master Servicer and Administrator

On July 2 2007, the issuing entity will issue the following classes of notes:

Class	Principal	Interest Rate	Final Scheduled Payment Date
Floating Rate Class A-1 Notes	$ 430,000,000	3-month LIBOR plus 0.01%	March 28, 2017
Floating Rate Class A-2 Notes	$ 217,000,000	3-month LIBOR plus 0.06%	March 30, 2020
Floating Rate Class A-3 Notes	$ 261,000,000	3-month LIBOR plus 0.07%	December 28, 2023
Floating Rate Class A-4 Notes	$ 277,000,000	3-month LIBOR plus 0.10%	June 28, 2039
Floating Rate Class B Notes	$ 36,700,000	3-month LIBOR plus 0.22%	June 28, 2040

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There is no established trading market for the notes. Application has been made to the Irish Financial Services Regulatory Authority, as competent authority under Directive 2003/71/EC, for the final prospectus to be approved. Application has been made to the Irish Stock Exchange for the notes to be admitted to the Official List and trading on its regulated market. There can be no assurance that such listing will be granted.  Such approval relates only to the notes which are to be admitted to trading on the regulated market of the Irish Stock Exchange or other regulated markets for the purposes of Directive 93/22/EEC or which are to be offered to the public in any Member State of European Economic Area.  Expenses relating to the admission to trading on the Irish Stock Exchange will be paid by the sponsor.

The notes are being offered through the underwriters when and if issued.  The notes are not being offered in any state or other jurisdiction where the offer is prohibited.

This document constitutes a “free-writing prospectus” within the meaning of Rule 405 under the Securities Act of 1933, as amended.

The notes are asset-backed securities issued by, and are obligations of, the issuing entity, which is a trust.  They are not obligations of or interests in JPMorgan Chase Bank, National Association, any of its affiliates, or any other person.

The notes are not guaranteed or insured by the United States or any governmental agency.

	Price to Public	Underwriting Discount	Proceeds to Depositor
Per Floating Rate Class A-1 Note	100.0%	0.180%	99.820%
Per Floating Rate Class A-2 Note	100.0%	0.215%	99.785%
Per Floating Rate Class A-3 Note	100.0%	0.235%	99.765%
Per Floating Rate Class A-4 Note	100.0%	0.270%	99.730%
Per Floating Rate Class B Note	100.0%	0.300%	99.700%

The depositor expects its proceeds from the sale of the notes to be $1,218,988,100 before deducting expenses payable by the administrator estimated to be $1,183,622 and certain deposits to be made by the issuing entity.

Neither the SEC nor any state securities commission has approved or disapproved the securities or determined whether this prospectus supplement or the prospectus is accurate or complete.  Any contrary representation is a criminal offense.

Underwriters
JPMorgan Barclays Capital	Credit Suisse Lehman Brothers

June 22, 2007

The closing date for this offering will be July 2, 2007.

The initial accrual period for the notes will begin on the closing date and end on September 27, 2007, the day before the first quarterly payment date.  LIBOR for the first accrual period will be determined by the following formula:

x +  26 / 30 * (y-x)

where:

x =  two-month LIBOR, and

y =  three-month LIBOR.

The extended consolidation loan add-on period will end on the earlier of (a) July 2, 2010 and (b) the date on which the aggregate principal balance (including accrued interest to be capitalized) of all add-on consolidation loans acquired since the end of the consolidation loan add-on period equals $150,000.

Expenses incurred to establish the issuing entity and issue the notes (other than fees that are due to the underwriters with respect to the notes) are payable by the administrator. An estimate of such expenses, as of the closing date, is $1,183,622.

The underwriters have agreed, subject to the terms and conditions of the underwriting agreement dated June 22, 2007, to purchase all of the notes listed above if any of such notes are purchased.  The underwriters have advised the depositor that they propose initially to offer the notes to the public at the prices listed below, and to certain dealers at these prices less concessions not in excess of the concessions listed below.  The underwriters may allow and such dealers may reallow concessions to other dealers not in excess of the reallowances listed below.  After the initial public offering, these prices and concessions may be changed.

	Initial Public Offering Price	Underwriting Discount	Proceeds to the Depositor	Concession	Reallowance
Per Class A-1 Note	100.0%	0.180%	99.820%	0.108%	0.0540%
Per Class A-2 Note	100.0%	0.215%	99.785%	0.129%	0.0645%
Per Class A-3 Note	100.0%	0.235%	99.765%	0.141%	0.0705%
Per Class A-4 Note	100.0%	0.270%	99.730%	0.162%	0.0810%
Per Class B Note	100.0%	0.300%	99.700%	0.180%	0.0900%
Total	$1,221,700,000	99.778%	$1,218,988,100

The prices and proceeds shown in the table do not include any accrued interest.  The actual prices and proceeds will include interest, if any, from the closing date.  The proceeds shown are before deducting estimated expenses of $1,183,622 payable by the administrator.